December 5, 2019

VIA ELECTRONIC TRANSMISSION

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Select Funds (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A, File Nos. 333-103025; 811-21296 (Baron FinTech Fund or the “Fund”)

Dear Ms. Brutlag:

This letter is in response to comments that the Registrant received verbally from the Staff on November 21, 2019 in connection with the Registrants’ Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A as filed with the SEC on October 15, 2019.

In addition, in connection with this filing, the Registrant hereby states the following:

1.

The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;

2.

The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and

3.

The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Please include the termination date of the expense reimbursement agreement and the fact that only the Board of Trustees can terminate the agreement before the termination date. Disclose recoupment provision, if any. Also, if acquired fund fees and expenses are excluded, please disclose this in the footnote.

Response: The Registrant has revised its disclosure accordingly. There is no recoupment provision in place for the Funds and none of the Funds have acquired fund fees and expenses.

COMMENT 2: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Please complete the Fee Table and submit it to the SEC one week prior to effectiveness of the Registration Statement.

Response: Below is the completed fee table that will be included in the Registrant’s 485BPOS filing on December 31, 2019.

	Management Fee	Distribution (12b-1) Fee	Other Expenses[1]	Total Annual Fund Operating Expenses	Expense Reimbursements	Total Annual Fund Operating Expenses After Expense Reimbursements[2]
BARON FINTECH FUND
Retail Shares	0.80%	0.25%	0.82%	1.87%	(0.67)%	1.20%
Institutional Shares	0.80%	—	0.82%	1.62%	(0.67)%	0.95%
R6 Shares	0.80%	—	0.82%	1.62%	(0.67)%	0.95%

[1]

Because Baron FinTech Fund is a new Fund, “Other Expenses” are based on estimated amounts for the current fiscal year and take into account the net annual operating expense limitation agreed to by BAMCO, Inc. (“BAMCO” or the “Adviser”).

[2]

The Adviser has agreed that, pursuant to a contract with an 11-year term terminating on August 29, 2030, it will reimburse certain expenses of the Fund, limiting net annual operating expenses (portfolio transaction costs, interest, dividend and extraordinary expenses are not subject to the operating expense limitation) to 1.20% of average daily net assets of Retail Shares, average daily net assets of Retail Shares, 0.95% of average daily net assets of Institutional Shares and 0.95% of average daily net assets of R6 shares. Only the Board of Trustees of the Fund may terminate the expense reimbursement agreement prior to its termination date.

COMMENT 3: Summary Prospectus— FinTech Fund—Principal Investment Strategy

Comment: The definition of fintech companies is too broad. Please clarify the extent to which such companies activities or assets will be devoted to fintech.

Response: After reviewing several other prospectuses, the Registrant has revised its disclosure as follows: The Fund is a non-diversified fund that, under normal circumstances, invests at least 80% of its net assets in securities of companies that develop, use, or rely on innovative technologies or services for banking, lending, capital markets, financial data analytics, insurance, payments, asset management, or wealth management.

COMMENT 4: Summary Prospectus—Principal Risks of Investing in the Fund

Comment: Please include the following risk disclosure in the “FinTech Companies” risk: “Companies across a wide variety of industries are exploring the possible applications of fintech technologies. The extent of such technologies versatility has not yet been fully explored. Consequently, the Fund’s holdings may include equity securities of operating companies that focus on or have exposure to a wide variety of industries and the economic fortunes of certain companies held by the Fund may not be significantly tied to such fintech technologies. Such technologies ultimately may not have a material affect on the economic returns of the companies in which the Fund invests.”

Response: The Registrant has included the additional risk disclosure in the “FinTech Companies” risk.

COMMENT 5: Summary Prospectus— FinTech Fund—Principal Investment Strategy

Comment: If investing in emerging markets companies is part of the principal investment strategy of the Fund, please disclose this in the principal investment strategy and include appropriate risk disclosure regarding investments in emerging markets companies.

Response: The Registrant has revised its disclosure accordingly to include investing in emerging markets companies in its principal investment strategy and has included an emerging markets companies risk factor in the summary prospectus.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino
General Counsel

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